Northern Dynasty to Acquire Mission Gold Ltd.

October 8, 2015 Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) ("Northern Dynasty" or the "Company") announces that it has entered into a binding letter agreement to acquire 100% of Mission Gold Ltd. (TSXV: MGL) (“Mission Gold”), whose primary assets are approximately $9 million in cash and a 100% interest in the Alto Parana titanium project (which will be sold to a third party on terms acceptable to Northern Dynasty prior to, and as a condition of, closing of the acquisition). (All currency values are in Canadian dollars).

The Company will acquire 100% of Mission Gold for approximately 27.8 million Northern Dynasty common shares, subject to adjustment in the event that Mission Gold’s working capital is less than an agreed minimum amount. The transaction is subject to the requisite approvals of the Mission Gold security holders as well as customary regulatory and judicial approvals. The acquisition is not expected to be subject to Northern Dynasty shareholder approval. During the merger process, which will be by conventional statutory plan of arrangement, Mission Gold has agreed to make a subordinated secured credit facility of $8.4 million available to Northern Dynasty for a period of six months. Northern Dynasty will appoint a nominee of Mission Gold to the Northern Dynasty board of directors on closing of the acquisition. The outstanding Mission Gold warrants will be exchanged for approximately 16.7 million warrants of Northern Dynasty having a weighted average exercise price of approximately $0.97. The outstanding Mission Gold stock options will expire in accordance with their existing terms prior to closing. The acquisition of Mission Gold is subject to completion of due diligence, TSX and NYSE MKT approvals, other customary closing conditions and the negotiation of a definitive agreement, which will be filed on SEDAR.com when executed and is anticipated to occur on or before October 30, 2015. The securities to be issued pursuant to the transaction have not been registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset is the Pebble Project in southwest Alaska, USA, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, such as those that address the in-progress financings and plan to complete certain regulatory filings are forward-looking statements. These statements include expectations about the likelihood of completing a financing and merger transaction and the ability of the Company to secure regulatory acceptance for its prospectus and registration statements. Though the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. For more information on the Company, and the risks and uncertainties connected with its business, Investors should review the Company's home jurisdiction filings at www.sedar.com and its annual filings with the United States Securities and Exchange Commission.